Exhibit 19.1

Insider Trading Policy

For Employees, Officers and Directors

General Provisions

During your employment at Geospace Technologies Corporation (the “Company”), you may obtain access to material, non-public information about the Company’s activities, events, or operations (“Insider Information”). You must keep Insider Information strictly confidential until such information is publicly disclosed.

Securities laws in the United States and other countries prohibit buying or selling a security in reliance on Insider Information. If you obtain any Insider Information, you may not trade directly or indirectly in the Company’s securities or the securities of any other entity to which such information pertains. These prohibitions also pertain to derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities. Furthermore, you may not disclose (“tip”) such information to any other person who may be motivated to trade in the Company’s securities based on your disclosure. Serious criminal and civil penalties for you and the Company may attach to insider trading and tipping.

The prohibition against insider trading and tipping applies to all employees of the Company who have direct or indirect access to Insider Information, including but not limited to officers, directors, technical personnel, clerical staff, and secretaries (“Insiders”).

You should assume that any non-public information about the Company is “material” if an investor might consider the information to be important in deciding whether to buy, sell or hold the Company’s securities. In deciding whether such information is material, a good question to ask is, “If this information were disclosed to the public, would it be likely to affect the public trading price for the Company’s securities?” The following is a non-exhaustive list of non-public information that may be material:

1.	Financial or operating results of the Company or any segment of the Company that have not yet been released publicly;

2.

Proposals, plans or agreements (even if preliminary in nature), involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;

3.	Changes in the Company’s relationships with significant customers or suppliers, including, but not limited to, the execution or termination of contracts with such persons;

4.	Information regarding significant product development or technological breakthroughs;

5.	Any planned increase or decrease in dividends;

6.	Any planned stock split, stock dividend or other recapitalization;

7.	Any planned calls, redemptions or other purchases by the Company of its securities;

8.	Developments in major litigation or governmental agency investigations;

9.	Significant financing developments;

10.	Changes in debt ratings;

11.	Significant write-downs in assets or increases in reserves;

12.	Liquidity problems or changes;

13.	Changes, incidents, and events related to cyber-security, including vulnerabilities and breaches; and

14.	Major management changes.

Similarly, if you become aware of Insider Information concerning a possible significant transaction between the Company and another public company or any other material non-public information about such other company obtained through your relationship with the Company, you may not trade directly or indirectly in securities of the other company until such information has been publicly disclosed (typically in the form of a press release or a filing with the Securities and Exchange Commission) or until the possibility of such a transaction has been permanently terminated.

Blackout Periods

The Company’s Code of Business Conduct requires that all Insiders who receive the Company’s monthly consolidated financial statement information (and any other employees designated by the Company’s executive officers as being subject to blackout periods) refrain from participating in transactions involving the purchase or sale of the Company’s securities during the period in any fiscal quarter commencing twenty days prior to the last day of any fiscal quarter and ending at the close of business on the second business day following the date of public disclosure of the financial results for such fiscal quarter or year (the “Blackout Periods”). These Blackout Periods will usually include March 11 through approximately May 10, June 10 through approximately August 10, September 10 through approximately November 30, and December 11 through approximately February 10. Keep in mind that, in each case the ending date is subject to change based on the actual date of the relevant disclosure. In addition, at all times such individuals may trade in the Company’s securities only after consulting with the Company’s Chief Financial Officer (the “CFO”) and obtaining his/her express permission. The CFO also retains discretion to lengthen the Blackout Periods he/she deems advisable.

There may be additional or extended blackout periods for Insiders. When the Company makes a public disclosure during a period that falls outside a “normal” Blackout Period, that disclosure will extend the Blackout Period for an additional two business days. Thus, for example, if an Insider has a standing market order to sell or purchase the Company’s stock, and the Company makes a public disclosure after the date such standing market order is put in place, the Insider cannot withdraw or change the standing order until two business days after the disclosure is made.

Further, the Company may impose event specific blackout periods for certain Insiders related to specific material non-public information. The Company may also lift such event-specific blackout periods in its discretion. The CFO or another officer designated by the CFO is responsible for the imposition and lifting of event-specific blackout periods, and all questions related to such periods should be directed to the CFO or such other officer.

Trading Windows

Assuming you are not aware of any Insider Information, the safest period for trading the Company’s securities is generally the first ten business days following the end of a Blackout Period. The Blackout Periods are particularly sensitive periods of time for transactions involving the Company’s securities. The National Association of Securities Dealers (“NASD”) and other government “watch dog” organizations carefully oversee the trading of the Company’s securities. The Company has in the past received inquiries from the NASD focused on insider trading, and such inquiries are expected to recur in the future.

While not all of the Company’s employees may qualify as having access to Insider Information, all employees are directed to use caution in connection with any transaction involving the Company’s securities. Trading in the Company’s securities outside a Blackout Period should not be considered a “safe harbor.”

Short-Swing Profit Rules

Directors, officers and any shareholder owning more than 10% of a class of the Company’s registered securities are prohibited by Section 16 of the Securities Exchange Act of 1934 from profiting from “short-swing” transactions (i.e., a sale and purchase of Company stock within a 6-month period). Such persons are required to surrender to the Company all profits made from the purchase and sale of Company securities if both transactions occur within a six-month period and are not exempt from the scope of Section 16 and its related rules.

Discretionary transactions, bona fide gifts, inheritances, certain acquisitions from and dispositions to the Company, and tax-conditioned plans are exempt from short-swing liability.  If an Insider has questions about the applicability of Section 16 or the related to rules to a particular transaction or contemplated transaction, the Insider should contact the Company’s CFO. The reporting window for such transactions is very short (generally two business days) and accordingly, Insiders must alert the Company to contemplated trades in advance so as to facilitate compliance with Section 16 and prevent or mitigate the negative impact of potential “short-swing” sales.

Applicability

This memorandum and the Code of Business Conduct apply not only to the Company’s Insiders, but also to members of the Insiders’ families and households, as well as to persons or entities controlled by Insiders and any person who receives Insider Information from any Insider.

If you have any questions about what information is considered material or non-public, or whether or how the rules mentioned above apply to you, please consult the Company’s CFO or, in his/her absence, the Corporate Counsel. You may also refer to the Securities Trading and Disclosure section of the Company’s Code of Business Conduct, which is available on the Company’s website.

This policy continues to apply to transactions in Company securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company securities until that information has become public or is no longer material.

Summary

It is highly recommended that you consult with the Company’s CFO before you trade in the Company’s securities. In particular, executives, officers, directors, and owners of more than 10% of a class of the Company’s securities will need to report the details of permitted trades to the CFO to ensure that a Form 4 or Form 5 is timely filed on their behalf, publicly reporting all of their holdings and transactions in the Company’s securities. All Insiders should exercise good judgment and employ a conservative attitude at all times with respect to Insider Information.